Filed by: Max Capital Group Ltd.

pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: IPC Holdings, Ltd.

(Commission File No. 0-27662)

Max Capital Group Announces Appointment of Underwriters by Max at Lloyd’s

HAMILTON, Bermuda, April 24, 2009 – Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today announced the appointment of two senior underwriters – Clive Hatto and Hugh Sprowson – by Max at Lloyd’s Ltd, the Lloyd’s managing agent for Syndicates 1400, 2525 and 2526.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital Group Ltd., commented: “The addition of Clive and Hugh to the Max at Lloyd’s team reflects the company’s strategic commitment to both underwriting discipline and market diversity and expansion. These appointments represent an important step in building out the underwriting capability of the Lloyd’s platform we acquired in November 2008. It is our intention to continue to add such talented underwriters to the fine existing underwriting team of Max at Lloyd’s.”

Clive Hatto has been appointed Accident & Health Underwriter for Lloyd’s Syndicate 1400, and will be responsible for writing a portfolio of Direct and Facultative business from the Syndicate’s Box at Lloyd’s, to complement the existing book of Personal Accident and Workmen’s Compensation Act (WCA) Treaty business written out of its Coverholder’s office in Copenhagen. Clive is an Associate of the Chartered Insurance Institute, and has more than twenty years of experience in Accident and Health underwriting, most recently as Class Underwriter for Lloyd’s Syndicate 2003, managed by Catlin Underwriting Agencies.

Hugh Sprowson has been appointed Financial Institutions Underwriter for Lloyd’s Syndicate 1400, and will be augmenting the existing Financial Institutions underwriting team headed by Bradley Knight. Hugh has over fifteen years of insurance experience, including over twelve years in Financial Institutions underwriting, most recently with Lloyd’s Syndicate 4444, managed by Canopius Managing Agents. Hugh has a degree in English & American Literature from the University of Warwick.

Matthew Petzold, Underwriting Director of Max at Lloyd’s, commented: “We are very pleased that Clive and Hugh are joining Max at Lloyd’s. They are both seasoned and accomplished underwriters with a wealth of experience in our marketplace, and will be valuable additions to our team.”

Messrs. Hatto and Sprowson will be moving to Max at Lloyd’s as soon as their current employment obligations are fulfilled, which, in both cases, is expected to be in October 2009.

Max Capital Group Ltd., through its operating subsidiaries, provides specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On April 13, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This press release is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS

COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 13, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.